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                U.S. SECURITIES AND EXCHANGE COMMISSION
FORM 3                      Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person
      Jud L. Sedwick Grandchildren's Trust
      (Last)                 (First)              (Middle)
      One Armstrong Place
      (Street)
      Butler                 Pennsylvania            16001
      (City)                 (State)                 (Zip)


2.  Date of Event Requiring Statement
    (Month/Day/Year)
        12/7/99


3.  IRS or Social Security Number of Reporting Person
    (Voluntary)
     25-6215008


4.  Issuer Name and Ticker or Trading Symbol
      World Access, Inc.; WAXS


5.  Relationship of Reporting Person to Issuer
    (Check all applicable)
          Director                         X  10% Owner
    -----                               -----
          Officer (give title below)          Other (specify below)
    -----                               -----


6.  If Amendment, Date of Original
    (Month/Day/Year)


7.  Individual or Joint/Group Filing
      X   Form filed by One Reporting Person
    -----
          Form filed by More than One Reporting Person
    -----

           Table I -- Non-Derivative Securities Beneficially Owned

1.  Title of Security (Instr. 4)



2.  Amount of Securities Beneficially Owned (Instr. 4)



3.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 5)



4.  Nature of Indirect Beneficial Ownership (Instr. 5)



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
          (Print or Type Responses)

   Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr. 4)
    Preferred Stock, Series C, par value $.01 per share


2.  Date Exercisable and Expiration Date
    (Month/Day/Year)

    Date Exercisable                     Expiration Date
    12/7/99                              On 12/7/02 all Preferred Stock
                                         automatically converts into
                                         Common Stock

3.  Title and Amount of Securities Underlying Derivative
    Security (Instr. 4)
    Title                     Amount or Number of Shares
    Common Stock, par value    15,162,015.9
    $.01 per share


4.  Conversion or Exercise Price of Derivative Security
    $20.38, subject to adjustments set forth in the Certificate of Designation

    On 12/7/02, conversion price is based on current market price of the Common Stock, subject to adjustments set forth in the Certificate of Designation

5.  Ownership Form of Derivative Security:  Direct (D) or
    Indirect (I) (Instr. 5)
    I

6.  Nature of Indirect Beneficial Ownership (Instr. 5)
    By Armstrong International Telecommunications, Inc.(1)

Explanation of Responses:
(1) The Jud L. Sedwick Grandchildren's Trust is the sole shareholder of Armstrong Holdings, Inc. which is the sole shareholder of Armstrong International Telecommunications, Inc.



Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.



    /s/ Jay L. Sedwick                         January 28, 2000
    -------------------------------             ---------------
    Name:  Jay L. Sedwick                            Date
    Title:  Trustee on behalf of the
            Jud L. Sedwick Grandchildren's Trust
                                                               SEC 1473 (7-96)